As filed with the Securities and Exchange Commission on June 24, 1999.
                                                    Registration No. 333-70645

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                         ------------------------------

                          PRE-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                               I-LINK INCORPORATED
             (Exact name of registrant as specified in its charter)
                            (formerly Medcross, Inc.)
             FLORIDA                                           59-2291344
    (State or Other Jurisdiction of                         (I.R.S. Employer
    Incorporation or Organization)                          Identification No.)

           13751 S. WADSWORTH PARK DRIVE, SUITE 200, DRAPER, UT 84020
               TELEPHONE (801) 576-5000, FACSIMILE (801) 576-4295
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

        JOHN W. EDWARDS, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               I-LINK INCORPORATED
        13751 S. WADSWORTH PARK DRIVE, SUITE 200, DRAPER, UT 84020 (801)
                       576-5000, FACSIMILE (801) 576-4295
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                       Copies to:
       Ralph V. De Martino, Esquire                    David Hardy, Esquire
   De Martino Finkelstein Rosen & Virga                    Hardy & Allen
      1818 N Street, N.W., Suite 400                   818 East South Temple
        Washington, DC  20036-2492                   Salt Lake City, UT  84102
          Phone (202) 659-0494,                        Phone (801) 364-6660,
        Facsimile (202) 659-1290                      Facsimile (801) 364-6664

                         ------------------------------

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to item 11(a)(1) of this Form, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.


                                    CALCULATION OF REGISTRATION FEE

                                                                           PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF           AMOUNT TO BE      PROPOSED MAXIMUM       AGGREGATE             AMOUNT OF
  SECURITIES TO BE REGISTERED         REGISTERED        PRICE PER UNIT      OFFERING PRICE      REGISTRATION FEE
-------------------------------- --------------------- ------------------ -------------------  -------------------
Rights to purchase Series N
Preferred Stock                          15,560 (1)           ---                ---                     ---
-------------------------------- --------------------- ------------------ -------------------  -------------------
Series N Preferred Stock                 20,000 (2)        $1,000.00         $20,000,000            $5,560.00
-------------------------------- --------------------- ------------------ -------------------  -------------------
Common Stock                         16,000,000 (3)           ---                ---                     ---
-------------------------------- --------------------- ------------------ -------------------  -------------------
-------------------------------- --------------------- ------------------ -------------------  -------------------
Total (previously paid)                                                                             $5,560.00
-------------------------------- --------------------- ------------------ -------------------  -------------------


(1) Includes rights to be offered to shareholders of the registrant (the "Basic Public Rights") but excludes 4,340 rights previously offered to Winter Harbor, L.L.C. (the "Basic Winter Harbor Rights").


(2) Includes 15,560 shares of Series N preferred stock issuable pursuant to the Basic Public Rights and 4,340 shares issuable pursuant to the Basic Winter Harbor Rights. The registration statement and the included prospectus covers the issuance, offer, sale, reoffer or resale (as the case may be) of shares of Series N preferred stock issuable under both the Basic Public Rights and the Basic Winter Harbor Rights.

(3) Issuable for no additional consideration upon conversion of Series N preferred stock. Assumes a conversion factor of $1.25, the minimum provided by the terms of the Series N preferred stock, as they may be amended. (See "Related Party Transactions.") The registration statement and the included prospectus covers the issuance, offer, sale, reoffer or resale (as the case may be) of shares of common stock issuable upon conversion of Series N preferred stock issued under both the Basic Public Rights and the Basic Winter Harbor Rights. Pursuant to Rule 416, this registration statement also covers such additional number of shares of common stock as may be issuable pursuant to anti-dilution provisions of the Series N preferred stock relating to stock splits, stock dividends or similar transactions.

PROSPECTUS
                           20,000 SUBSCRIPTION RIGHTS
                    20,000 SHARES OF SERIES N PREFERRED STOCK
                        16,000,000 SHARES OF COMMON STOCK

                            [LOGO] I-LINK INCORPORATED

          BASIC INFORMATION REGARDING THE SUBSCRIPTION RIGHTS OFFERING

- I-Link is distributing non-transferable rights to purchase Series N convertible preferred stock to common and preferred stockholders as of the record date, May 11, 1999.
- Each shareholder will receive a right to purchase one share of Series N preferred stock for each 1,589 shares of common stock owned on the record date or each 1,589 shares of common stock that preferred stock is convertible into as of the record date. No fractional rights will be issued.
- The purchase price for a share of Series N preferred stock is $1,000 per share.

-        The subscription rights expire on July 23, 1999.

                   BASIC TERMS OF THE SERIES N PREFERRED STOCK

-        Convertible into I-Link common stock at any time.

- Conversion price of $2.78, but upon approval of I-Link's shareholders, the conversion price may be adjusted, downward but not upward, based on the market price of I-Link common stock and other factors.

- Senior to all other preferred common stock of I-Link, except that the Series N preferred stock will in all rights be equal in seniority to the already outstanding Series F preferred stock.
-        Votes with the common stock on an as-converted basis.
- Will be paid dividends on an as-converted basis equal to common stock dividends.

         This prospectus relates to 4,340 rights previously offered to Winter Harbor, L.L.C. and 15,560 rights being offered to all other stockholders of I-Link. This prospectus may be used in connection with the reoffer or resale of securities under Winter Harbor's rights, as well as the offer, sale or resale of securities under the other stockholders' rights.


         Our common stock is listed on the Nasdaq SmallCap Market under the symbol "ILNK." On June 23, 1999 the closing sale price of the common stock as reported by Nasdaq was $4.063.

AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON
     THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

              The date of this prospectus is [_____________], 1999

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms located in Washington, DC, New York, NY and Chicago, IL. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information about us by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents, filed with the SEC under the Exchange Act of 1934: (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1998; (2) Quarterly Report on Form 10-Q for the quarter ended March 31, 1999; and (3) Current Report on Form 8-K, filed on May 3, 1999.


         A copy of the Form 10-K and the Form 10-Q are included with this prospectus. You may request a copy of each at no cost, by writing or telephoning us at the following address:

                               Corporate Secretary
                               I-Link Incorporated
                    13751 S. Wadsworth Park Drive, Suite 200
                                Draper, UT 84020
                                 (801) 576-5000

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                               PROSPECTUS SUMMARY

         THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE SERIES N PREFERRED STOCK. IT SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION ELSEWHERE IN THIS PROSPECTUS AND THE FINANCIAL STATEMENTS AND NOTES THERETO INCORPORATED BY REFERENCE. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS CAREFULLY, AND IN ITS ENTIRETY.

GENERAL

I-Link....................... I-Link Incorporated was incorporated in the State of Florida in 1983, and acquired its subsidiary I-Link Communications, an FCC-licensed long distance carrier, in January 1997. With this merger we began providing telecommunications products and services designed to surpass those offered by traditional telecommunications companies. We market our products and services primarily through independent representatives to residential and small business subscribers throughout the United States. Our enhanced products and services include lower rate long-distance service, single number service, call screening, conference calling without operator assistance, fax store and forwarding, and voice mail.


                              In 1997, we launched a network marketing program for our products and services through a subsidiary company, I-Link Worldwide, L.L.C. We acquired I-Link Worldwide, Inc. in 1996. In August 1997 we acquired MiBridge, Inc. and in the first quarter of 1998 formed the subsidiary ViaNet Technologies, Ltd., which has its headquarters in Ramat Hasharon, Israel, to advance our research and development capabilities. We employ proprietary technology acquired and developed by our subsidiaries I-Link Systems, Inc. (formerly I-Link Worldwide, Inc.), ViaNet and MiBridge. The software based technology allows us to provide the enhanced communications products and services discussed above.

                              Our corporate offices are located at 13751 S. Wadsworth Park Drive, Suite 200, Draper, Utah 84020; telephone (801) 576-5000.

THE RIGHTS OFFERING

Rights....................... You will receive one subscription right for each
                              1,589 shares of common stock you hold of record and one right for each 1,589 shares of common stock that your preferred stock is convertible into, on an as-converted basis, including accrued and unpaid dividends, as of the record date. If you have fewer than 1,589 shares of common stock you will receive no rights. No fractional rights will be offered or issued; the number of rights distributed by I-Link to each holder of common and preferred stock will be rounded down to the nearest whole number. The distribution of the rights and the issuance of Series N preferred stock upon the exercise of the rights or under the oversubscription privilege are referred to as the rights offering. See "The Rights Offering - The Rights and Subscription Privileges."


Securities Outstanding        Assuming that all 20,000 shares of Series N
After Rights Offering........ preferred stock are issued in the rights offering, and assuming they were all converted into shares of common stock, there would then be 28,467,645 shares of common stock outstanding. This compares to 21,273,400 shares of common stock outstanding before the rights offering.

Record Date.................. May 11, 1999.

Expiration Date.............. July 23, 1999, 5:00 p.m., New York City local time.

Nontransferability of Rights. The rights are not transferable.

Basic Subscription Privilege. The basic subscription privilege entitles you to purchase one share of Series N preferred stock for each of your rights.

Oversubscription Privilege... If you purchase all the Series N preferred shares that you are entitled to pursuant to the basic subscription privilege, you may also subscribe, at the subscription price, for additional shares of Series N preferred stock. See "The Rights Offering
                              - Subscription Privileges - Oversubscription
                              Privilege."


Subscription Price........... The subscription price is $1,000 per share of
                              Series N preferred stock under the basic subscription privilege or the oversubscription privilege. See "The Rights Offering - Determination of Subscription Price."

Procedure for                 To exercise your rights, you should complete the
Exercising Rights............ subscription certificate and forward it, along with payment of the subscription price for the number of Series N preferred shares you would like to purchase, to the subscription agent for receipt on or prior to the expiration date. If you plan to mail the subscription certificate, we recommend that you use insured, registered mail. See "The
                              Rights Offering - Exercise of Rights."


No Revocation................ You may not revoke your subscription after the subscription agent receives your subscription certificate. See "The Rights Offering - No Revocation."

Amendments and                We reserve the right to amend the terms and
Termination ................. conditions of the rights offering.

                              As of the date of this prospectus the conversion price of the Series N preferred stock is $2.78. However, at an annual meeting of stockholders scheduled for July 19, 1999, a proposal will be considered to amend the conversion terms of the Series N preferred stock. See "Description of Securities - Series N Preferred Stock" and "Related Party Transactions."

                              We may terminate the rights offering at any time prior to delivery of the Series N preferred shares. See "The Rights Offering - Amendments and Termination."

Persons Holding Shares, or    If you hold shares of common or preferred stock
Wishing to Exercise Rights    through a broker, dealer, commercial bank, trust
Through Others............... company or other nominee and would prefer to have those institutions act on your behalf with respect to the rights, you should contact the appropriate institution or nominee and inform them of your wishes. See "The Rights Offering - Exercise of
                              Rights."

Subscription Agent........... American Stock Transfer & Trust Company. See "The
                              Rights Offering - Subscription Agent."

TERMS OF THE SERIES N PREFERRED STOCK

Conversion................... The Series N preferred stock may be converted into common stock at the option of the holder. The rate of conversion is determined by dividing $1,000 by the Series N conversion price. The Series N conversion price is set at $2.78. However, at an annual meeting of stockholders scheduled for July 19, 1999, a proposal will be considered to amend the conversion terms of the Series N preferred stock. See "Description of Securities - Series N Preferred Stock" and "Related Party Transactions."

Dividends.................... The Series N preferred stock will be entitled to receive dividends on an as-converted basis equal to the common stock, if dividends are paid on common stock.

Subordination................ If I-Link were to be liquidated, the Series N preferred stock would be senior to all other series of preferred stock or common stock, except that it will be equal in seniority to the already outstanding Series F preferred stock.

Voting....................... The Series N preferred stock will vote along with the common stock, on an as-converted basis, on all matters which are submitted to a vote of the stockholders. There could be exceptions to this rule, as provided by law or by I-Link's articles of incorporation or by-laws.

OTHER INFORMATION

Agreement Between I-Link and  At I-Link's option, Winter Harbor may be required
Winter Harbor as to           to reduce all balances due under the $8,000,000
Subscription Privileges...... bridge loan and the $4,000,000 new loan (plus approximately $500,000 in accrued interest) in exchange for Series N preferred stock. I-Link expects to require that Winter Harbor exercise its basic subscription privilege for 4,340 Series N preferred shares and, to the extent that other rights are available, I-Link intends to require that Winter Harbor subscribe for at least 8,260 additional shares of Series N preferred stock. In that case, the amounts due and accrued to Winter
                              Harbor under the bridge loan and new loan will be reduced to $0. In addition, Winter Harbor may, if it chooses, purchase any Series N preferred shares which are not subscribed for by others, by exercising its oversubscription privilege.
                              Additional Series N preferred shares purchased by Winter Harbor under the oversubscription privilege will be paid for in cash. See "Related Party
                              Transactions."


Use of Proceeds.............. If all shares of Series N are sold in the rights offering, net proceeds will be approximately
                              $19,900,000. Since Series N preferred shares purchased by Winter Harbor under its basic subscription privilege may be paid for, at I-Link's option, by the exchange of debt, at least $4,340,000 of the proceeds is expected to be used to repay debt which I-Link owes to Winter Harbor. Assuming that I-Link elects to have all Winter Harbor debt exchanged for shares of Series N preferred stock or I-Link repays any debt amounts not exchanged, the maximum cash proceeds to I-Link are estimated to be approximately $7,300,000. We intend to use any cash proceeds from the offering for working capital purposes. For more information see "Related Party Transactions," and "Use of Proceeds."

Risk Factors................. For a discussion of the high degree of risk involved in investing in the Series N preferred shares, see "Risk Factors."

SELECTED FINANCIAL INFORMATION

         The following selected financial information is not complete and should be read together with the detailed information and financial statements, including the financial statement notes, incorporated in this prospectus by reference. The information at March 31, 1999 and 1998 and for the three month periods ended March 31, 1999 and 1998 is derived from unaudited financial information, but, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations on those dates and for the periods then ended. The financial position and results of operations at March 31, 1999 and for the three months ended March 31, 1999 may not be indicative of financial data for the entire fiscal year. The selected consolidated financial information for each of the past five years including the year ended December 31, 1998, is derived from the audited financial statements and related financial statement notes, which are incorporated in this prospectus by reference. The selected consolidated financial information should be read together with the detailed information and financial statements incorporated herein by reference.





                                      Three Months
                                     Ended March 31,                                 Year Ended December 31,
                                  -----------------------       ------------------------------------------------------------------
                                    1999           1998           1998           1997           1996           1995         1994
                                  --------       --------       --------       --------       --------       --------     --------
                                                                  (in thousands, except for per share data)
STATEMENT OF OPERATIONS DATA:
Revenues:
   Telecommunications services    $ 6,183        $  4,781       $ 19,635       $ 11,081       $    -         $     -      $   -
   Marketing services                 760           1,341          4,548          2,637            -               -          -
   Technology licensing and
    development                       294             206          1,466            347            -               -          -
   Other                                -               -              -              -          171               -          -
                                  -------        --------       --------       --------       ------         -------      -----
       Total revenues               7,237           6,328         25,649         14,065          171               -          -
                                  -------        --------       --------       --------       ------         -------      -----
Operating expenses:
   Telecommunications
     network expenses               4,323           4,898         19,099         14,635        1,121               -          -
   Marketing services costs         1,216           1,867          5,851          4,294            -               -          -
   Selling, general,
     administrative and other       7,507           4,765         20,345         20,997       18,536               -          -
                                  -------        --------       --------       --------       ------         -------      -----
       Total operating
           expenses                13,046          11,530         45,295         39,926       19,657               -          -
                                  -------        --------       --------       --------       ------         -------      -----
Operating loss                     (5,809)         (5,202)       (19,646)       (25,861)     (19,486)              -          -

Other income (expense)             (1,102)         (2,136)        (8,134)        (2,807)      (2,678)              -          -
                                  -------        --------       --------       --------       ------         -------      -----
Loss from continuing
    operations                     (6,911)         (7,338)       (27,780)       (28,668)     (22,164)              -          -
Loss from discontinued
    operations                       (350)             (7)          (178)        (1,191)        (900)           (552)      (715)
                                  -------        --------       --------       --------       ------         -------      -----
Net loss                          $(7,261)       $ (7,345)      $(27,958)      $(29,859)    $(23,064)        $  (552)     $(715)
                                  -------        --------       --------       --------       ------         -------      -----
                                  -------        --------       --------       --------       ------         -------      -----
Loss from continuing
  operations applicable
  to Common Stock                 $(7,405)        $(7,670)      $(37,621)     $(118,361)    $(43,388)        $  (129)     $(121)
                                  -------        --------       --------       --------       ------         -------      -----
                                  -------        --------       --------       --------       ------         -------      -----


                                      Three Months
                                     Ended March 31,                                 Year Ended December 31,
                                  -----------------------       ------------------------------------------------------------------
                                    1999           1998           1998           1997           1996           1995         1994
                                  --------       --------       --------       --------       --------       --------     --------
Net loss per common share
  basic and diluted:

Loss from continuing operations   $ (0.38)       $ (0.48)       $ (2.13)       $ (10.07)      $  (6.40)      $  (0.07)    $ (0.08)
Loss from discontinued
    operations                      (0.02)             -          (0.01)          (0.10)         (0.13)         (0.32)      (0.47)
                                  -------        --------       --------       --------       --------       --------     -------
    Net loss per common
      share                       $ (0.40)       $ (0.48)       $ (2.14)       $ (10.17)      $  (6.53)      $  (0.39)    $ (0.55)
                                  -------        --------       --------       --------       --------       --------     -------
                                  -------        --------       --------       --------       --------       --------     -------




                                       As of March 31,                                 As of December 31,
                                  -----------------------       ------------------------------------------------------------------
                                    1999           1998           1998           1997           1996           1995         1994
                                  --------       --------       --------       --------       --------       --------     --------
                                                                      (in thousands)
BALANCE SHEET DATA:

Working capital                     (6,676)        (6,163)      $ (4,488)      $ (2,955)      $ 1,306        $    -       $    -
Property and equipment, net          6,481          3,925          7,263          3,552         1,576             -            -
Net assets of discontinued
    operations                          67            588            417            595         1,668         2,125        2,461
Total assets                        23,121         25,582         23,855         24,253         9,865         2,125        2,461
Long-term obligations                8,839            269          8,372          1,922           237           670          525
Stockholders' equity (deficit)     (19,628)        10,789        (16,953)           814         6,299         1,455        1,936



         In January 1997, our company acquired I-Link Communications, an FCC-licensed long distance carrier. With that acquisition, we began our telecommunications services operations. Effective December 31, 1997 we made the decision to discontinue the operations of our Medical Imaging Division. The Board of Directors approved the plan of disposal on March 23, 1998. The net operating activities and net assets from the Medical Imaging Division are presented separately as discontinued operations in the above table. In 1997, we launched operations of a network marketing program through I-Link Worldwide, L.L.C., to market our products. Through our wholly-owned subsidiaries, MiBridge, Inc., and ViaNet Technologies Ltd., we undertake the research and development of new telecommunications products and technologies, and the licensing of certain of these products and technologies to other telecommunications companies. MiBridge was acquired during the third quarter of 1997 and ViaNet was formed in the first quarter of 1998.

                                 RISK FACTORS

         THE SECURITIES DESCRIBED IN THIS PROSPECTUS ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD ONLY PURCHASE THESE SECURITIES IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. THEREFORE, PRIOR TO PURCHASE, YOU SHOULD CONSIDER VERY CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS.

MARKET-RELATED RISKS

CURRENT SHAREHOLDINGS MAY BE ADVERSELY AFFECTED BY THE ISSUANCE OF NEW STOCK AND THE CONVERSION OF DEBT.

         I-Link's issuance of additional stock, warrants, convertible preferred stock and convertible debt, including the Series N preferred stock which is a part of the current rights offering, will result in substantial dilution to the interests of shareholders and may also result in the reduction of your stock price. I-Link has issued a substantial amount of stock and convertible securities to finance our operations and to meet our obligations. I-Link may continue to issue stock and convertible securities in the future to finance operations and expansion in the event that we are unable to generate sufficient revenue from operations or other funds. The sale of a substantial number of shares into the market, or even the perception that sales could occur, could depress the price of the common stock. Substantially all of I-Link's currently outstanding shares and shares issuable upon conversion can be sold into the public market.

         CURRENT SHAREHOLDERS WILL BE SIGNIFICANTLY DILUTED IF CONVERTIBLE SECURITIES AND OUTSTANDING DEBT ARE CONVERTED INTO SHARES OF COMMON STOCK.

         "Dilution" refers to the reduction in the voting effect and proportionate ownership interest of a given number of shares of common stock as the total number of shares increases. Holders of I-Link common stock have suffered significant dilution as a result of equity and debt financing and will suffer further dilution in the event that holders of I-Link's outstanding convertible securities, including shares of Class C preferred stock, Series F preferred stock and Series M preferred stock, warrants and options, convert their holdings. The exercise of warrants and options, including options granted under I-Link's stock option plans and employment agreements, may result in additional dilution.

         The actual number of shares that could potentially be converted and sold is uncertain because the Series F preferred stock and the Series M preferred stock are convertible at variable rates based on a discount to the market price of I-Link common stock. Currently there are shares of preferred stock, options and warrants outstanding which may be converted to or exercised for approximately 62,300,000 shares of common stock, which is nearly three times the current number of shares outstanding. If all of these securities were exercised or converted, the 62,300,000 new shares of common stock to be issued would represent nearly 75% of the then-outstanding shares of common stock.


         As a result of the equity and debt financings entered into with Winter Harbor, Winter Harbor would beneficially own over a majority (68%) of I-Link's then-outstanding stock and already has the potential to take over voting control of I-Link. In the event Winter Harbor were to acquire all available share of Series N preferred stock, it would beneficially own approximately 73% of the outstanding common stock. The potential of all of these shares of common stock being issued and then sold into the market, or the anticipation of those sales occurring, may result in a decrease in the market price of I-Link's common stock, and may make it more difficult for I-Link to attract additional equity financing. See "Description of Securities," "Dilution" and "Related Party Transactions."


         PROPOSAL TO BE PRESENTED TO I-LINK STOCKHOLDERS RELATING TO CHANGES IN CONVERSION TERMS OF SERIES N PREFERRED STOCK


         At the annual meeting of stockholders scheduled for July 19, 1999, I-Link stockholders will consider a proposal to change the conversion terms of the Series N preferred stock. If the proposal is approved, there would be a significant additional dilutive effect on the holders of

I-Link common stock, especially those stockholders who do not choose to purchase shares of Series N preferred stock under this rights offering. Assuming that all 20,000 shares of Series N preferred stock are sold in the rights offering, under the conversion terms that are currently in effect approximately 7,200,000 shares of common stock would be issued upon conversion of the Series N preferred stock. If the proposed change in conversion terms is approved by the stockholders, the number of shares of common stock issuable when Series N preferred stock is converted could be as many as 16,000,000. For a more complete description of the dilutive and other effects of approving this proposal, see "Description of Securities --Series N Preferred Stock."

         THE ADDITIONAL DILUTIVE IMPACT OF OUTSTANDING OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES.

         The holders of outstanding options, warrants and convertible securities have the opportunity to profit from a rise in the market price of the common stock, if any, without assuming the risk of ownership, with a resulting dilution in the interests of other shareholders. I-Link may find it more difficult to raise additional equity capital if it should be needed for its business while the options and warrants are outstanding. At any time at which the holders of the options, warrants or convertible securities might be expected to exercise them, I-Link would probably be able to obtain additional capital on terms more favorable than those provided by those securities. Also, some holders of the options and warrants have the right to require registration under the Securities Act of the shares of common stock that are issuable upon exercise of their options and warrants. The cost to I-Link of effecting any required registration may be substantial. See "Dilution."

         I-LINK DOES NOT ANTICIPATE PAYING CASH DIVIDENDS ON ITS SECURITIES.

         I-Link has not paid any dividends on any of its outstanding securities to date, except to the extent that accrued dividends have been calculated and added to the value of the shares of Series F preferred stock which have been already converted. Other than as set forth in this prospectus, I-Link does not anticipate paying any cash dividends on its securities in the foreseeable future. I-Link currently intends to retain all cash flow from operating activities, if any, to finance its operations and to expand its businesses. I-Link's future cash flow may be insufficient to enable payment of cash dividends. As of May 11, 1999, the aggregate amount of undeclared and unpaid cumulative dividends for each class of I-Link's preferred stock, and the number of shares of common stock which could be issued in lieu of the cash dividends, is as follows:



                                       Accrued Dividends       Number of Shares of Common Stock
Class of Security                           Payable                 Issuable as Dividends
----------------------------------     ------------------      --------------------------------
Class C preferred stock                    $452,880                         95,696
Series F preferred stock                   $276,667                        136,088
Series M preferred Stock                  $1,889,589                         n/a

Dividends on the Class C preferred stock will be payable when declared by the Board of Directors, to the extent permissible under the Florida Business Corporation Act, to the holders of the Class C preferred stock in cash or, at the option of I-Link as determined by the Board of Directors, in shares of common stock. Dividends may be paid in shares of common stock only if the shares have been registered under the Securities Act. Dividends on the Series F preferred stock are payable in shares of common stock. In connection with the Winter Harbor equity investment in I-Link, I-Link issued an aggregate of 4,400 shares of Series M preferred stock. The Series M preferred stock will be entitled to receive cumulative dividends in the amount of 10% per annum.

OPERATIONAL RISKS

I-LINK MUST RAISE ADDITIONAL FINANCING TO MEET ITS ONGOING CAPITAL
REQUIREMENTS

         I-Link currently has no material commitments for capital or other expenditures, other than as set forth in this prospectus. There is the risk that necessary additional financing may not be available to I-Link on terms that it considers reasonable or favorable; or needed financing may not be available at all. Failure to secure necessary financing when needed would have a serious detrimental effect on the continued growth of the business. However, it is I-Link's intention to continue to implement the growth of our business and expand our operations. We anticipate that revenues generated in 1999 from our continuing operations will not be sufficient to fund our ongoing operations, including the continued expansion of our private telecommunications network facilities, product development and anticipated growth in our subscriber base. To provide a portion of the required capital, I-Link has entered into the following financing arrangements:

         (1) In November 1998, I-Link reached an agreement with Winter Harbor for a four part financing plan for:
                  (a)   bridge loans of up to $8,000,000;
                  (b)   a standby letter of credit of up to $3,000,000;
                  (c) a commitment from Winter Harbor to not demand repayment of the $7,768,000 financing (from 1998) prior to April 15, 2000; and
                  (d) an additional $12,000,000 in connection with this rights offering; and
         (2) In April 1999, an agreement was reached with Winter Harbor to borrow an additional $4,000,000.

         Beyond these arrangements, additional funds will be necessary from public or private financing markets to successfully integrate and finance the planned expansion of our business communications services, and to discharge our financial obligations.

I-LINK WILL INCUR ADDITIONAL OBLIGATIONS IF IT FAILS TO MEET MINIMUM PURCHASE REQUIREMENTS UNDER ITS SPRINT AND OTHER CONTRACTS.

         I-Link has a contract with Sprint Communications Company for the purchase of long distance services which are resold to some I-Link customers. Our agreement with Sprint requires that we pay a minimum monthly amount to Sprint, whether or not we need or use that amount of services. If we are unable to resell enough long distance services to our own customers which will cover the minimum contracted monthly level of service, we will have a loss in that area of our business equal to the difference. The original Sprint contract called for a monthly minimum payment of $1,200,000. Because we moved many customers to services provided exclusively on our own private network and no longer needed to purchase higher volumes from Sprint, in late 1998 we negotiated an amendment of the Sprint agreement, and now we are required to purchase and pay for at least $550,000 in services from Sprint per month. As a result of our negotiations, Sprint waived all prior shortfalls in reaching the prior monthly minimum. Currently I-Link is meeting its monthly obligations under the amended arrangement.

         In January 1999, I-Link entered into an agreement with another national carrier to lease local access spans. Local access spans allow customers connectivity from their local dial-up service to I-Link's network-supplied services. The three-year agreement includes minimum usage commitments of $1,512,000 during the first year and $2,160,000 in the second and third years. If we were to terminate the agreement early, we would be required to pay any remaining first year minimum monthly usage requirements and pay 25% of any remaining second and third year minimum monthly usage requirements. I-Link is currently meeting its monthly obligations under this agreement.

I-LINK MUST CONTINUE TO EXPLOIT ITS NETWORK MARKETING SALES PROGRAM AND REALIZE SUBSCRIBER GROWTH TO COMPETE WITH BETTER CAPITALIZED ENTERPRISES.

         I-Link's future subscription growth is largely dependent on the subscriber base initially achieved through its network sales program launched in June 1997. As an expanding business, I-Link must realize subscriber growth in order to compete with larger, more mature, better capitalized enterprises. In order to realize subscriber growth, I-Link must be able to replace terminating subscribers and attract additional subscribers. However, the sales and marketing expenses and other costs associated with attracting new subscribers are substantial. Accordingly, our ability to improve operating margins will depend in part on our ability to attract new subscribers and retain existing subscribers. We plan to invest significant resources in our telecommunications infrastructure, customer support resources, sales and marketing expenses and subscriber acquisition costs. There is no guarantee that our future efforts in this area will improve subscriber growth and retention. Since the market for our services is relatively new and the utility of available services is not well understood by new and potential subscribers, it is not possible to predict future subscriber retention rates.

I-LINK'S BOARD OF DIRECTORS MAY ISSUE ADDITIONAL SHARES OF PREFERRED STOCK WITHOUT SHAREHOLDER APPROVAL.

         Our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock with rights and preferences that may be determined from time to time by the Board of Directors. To date, 513,500 shares of preferred stock have been designated. Accordingly, the Board of Directors may, without stockholder approval, issue one or more new series of preferred stock with rights which are senior to the Series N preferred shares or which could adversely affect the voting power or other rights of the holders of outstanding shares of preferred stock or common stock. In addition, the issuance of additional shares of preferred stock may have the effect of rendering more difficult, or discouraging, an acquisition or change in control of I-Link. Although I-Link does not have any current plans to issue any additional series or shares of preferred stock, except for the preferred stock to be issued in this rights offering, I-Link may do so in the future. See "Risk Factors --Current shareholdings may be adversely affected by the issuance of new stock and the conversion of debt."

I-LINK'S CLASSIFICATION OF BOARD OF DIRECTORS MAKES IT DIFFICULT FOR SHAREHOLDERS TO EFFECT CHANGES IN MANAGEMENT.

         The classification of the Board of Directors makes it difficult for shareholders to effect a change in management. Our Board of Directors is divided into three classes. Members of each class serve for staggered three year terms, with members of one class coming up for election each year.

WINTER HARBOR HAS POTENTIAL VOTING CONTROL OVER I-LINK.

         If Winter Harbor exercises all of its warrants, including the warrants potentially available under the new loan, converts its Series M preferred stock to common stock and buys all the rights to purchase Series N preferred stock, it has the potential to own approximately 56,233,000 shares, or 73%, of I-Link's then-outstanding common stock. These include:

    - nearly 6,900,000 shares of common stock from the conversion of 4,400 shares of Series M preferred stock;

    - over 9,600,000 shares of common stock directly and indirectly available from the optional conversion by Winter Harbor of $7,768,000 in promissory notes issued in 1998;

    - nearly 7,200,000 shares of common stock underlying all 20,000 shares of Series N preferred stock;
    - up to 28,540,000 shares of common stock underlying warrants which are exercisable at any time; and
    - up to 4,000,000 shares of common stock underlying warrants to be issued on or after September 30, 1999 in the event that I-Link elects to extend the maturity date under the new loan and shareholders do not approve modifications to the Series N preferred stock conversion price. See "Related Party Transactions."

         Thus Winter Harbor could at any time obtain sufficient voting power to take control of I-Link. Mr. Keenan serves on the Board of Directors as the designee of Winter Harbor. See "The Rights Offering," "Description of Securities" and "Related Party Transactions."

WINTER HARBOR CAN PREVENT I-LINK FROM ENGAGING IN CERTAIN BUSINESS MATTERS.

         I-Link faces the risk of being forced to forego business opportunities, conducting its business in a routine manner or otherwise increasing shareholder value because Winter Harbor has the right to preclude I-Link from engaging in a variety of business activities without its concurrence, including among other things: mergers, acquisitions and dispositions of corporate assets and businesses, hiring or discharging key employees and auditors, transactions with affiliates, commitments in excess of $500,000, the adoption or settlement of employee benefit plans and filing for protection from creditors.

INDUSTRY RISKS

I-LINK MUST STAY CURRENT IN INDUSTRY STANDARDS AND GENERAL ECONOMIC TRENDS TO COMPETE IN THE COMMUNICATIONS SERVICES INDUSTRY.

         Our ability to compete in the communications services industry requires that we stay current in industry standards and general economic trends. Our ability to compete is dependent on maintaining the following: the capacity, reliability, and security of our Intranet infrastructure; our market presence; the timing of introductions of new products and services into the market; our ability to support existing and emerging industry standards; preserving the balance of network demand with our fixed expenses. We believe that no competitor in North America currently provides capabilities and an Internet Protocol (IP)-based platform for delivering enhanced services in a manner comparable with I-Link. However, there are many companies that offer communications services, including a few that have recently introduced IP-based standard services or announced an intention to do so, and therefore compete with I-Link on some level. These entities include large telecommunications companies and carriers such as AT&T, MCI WorldCom and Sprint, and smaller, regional resellers of telephone line access. These companies and others, including manufacturers of hardware and software used in the business communications industry, could in the future develop products and services that compete with I-Link on a more direct basis, which would pose the risk of costing I-Link its customers. In many instances these entities are better capitalized than I-Link and control significant market share in their respective industry segments. In addition, other businesses may be attempting to introduce products similar to those used by I-Link for the transmission of business information over the Internet. Our inability to compete in the communications industry will negatively affect our profitability.

IF I-LINK CANNOT CONTINUE TO PROVIDE A LOWER RATE TO CUSTOMERS IT MAY LOSE PROFITS.

         Our ability to undersell primary sellers is essential to our ability to attract and retain customers. We are able to provide customers with lower rates as a result of the volume discount offered to I-Link in accordance with the terms of its contract with Sprint. Currently the total charged to our customers for various long distance services is comparatively less than the rates charged by a primary seller of similar services. We believe that lower rates are essential to our ability to attract and retain customers. Therefore, narrowing of the difference between our rates and the cost of the bulk-rate long distance services we purchase for resale to our customers could have a significant negative effect on our profitability. To the extent this differential decreases, we will need to spend even more effort to maintain and attract new customers.

IF I-LINK IS UNABLE TO CONTINUE TO LEASE TELECOMMUNICATION LINES FROM MAJOR SUPPLIERS ITS OPERATIONS MAY BE SIGNIFICANTLY IMPAIRED.

         I-Link's ability to transmit long distance telephone calls on a cost effective basis, is dependent on transmission facilities leased from carriers that compete with I-Link. A significant portion of these leased telecommunications lines are currently provided by Sprint, MCI WorldCom, US West, Pacific Telesis, Southwest Bell, IXC, Qwest Communications, and Level
III. Further, we use Sprint as our primary supplier of inbound and outbound telephone services in geographic areas our own network does not cover. I-Link, like other companies in its industry, is vulnerable to changes in its lease arrangement. While I-Link has no prior history of lease-related problems, if any of these suppliers are unable or unwilling to provide or expand their current levels of service to us in the future, our operations could be significantly impaired. Although leased telecommunications lines are available from several alternative suppliers, there can be no assurance of our being able to obtain substitute services from them at reasonable or comparable prices or in a timely fashion. We are also subject to those risks relating to the potential disruptions in these telecommunications services that could occur in the future. Changes in tariffs, regulations, or policies by any of our telecommunications providers may impede our ability to continue to offer long distance service on what we consider to be commercially reasonable or profitable terms.

I-LINK AND THE LONG-DISTANCE INDUSTRY IN GENERAL EXPERIENCE HIGH RATES OF CUSTOMER ATTRITION.

         We believe that a high level of customer attrition is common in the direct dial, long distance industry. I-Link does not have a long history of operations and accordingly, the level of customer attrition experienced to date may not be indicative of future attrition levels. In addition, any steps taken by I-Link to counter increased customer attrition could prove to be unsuccessful.

CHANGES IN REGULATIONS AFFECTING I-LINK'S OPERATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE VALUE OF I-LINK COMMON STOCK.

         Changes in the regulation of, or the enactment or changes in interpretation of legislation affecting, our operations could have a material adverse effect on I-Link and the value of the common stock. Some of I-Link's operations are subject to regulation by the FCC. In addition, some of our businesses are subject to regulation by state public utility or public service commissions. Recently, the Federal Government enacted the Telecommunications Act of 1996, which, among other things, allows the Regional Bell Operating Companies and others to enter the long distance business. Entry of the Regional Bell Operating Companies or other entities, such as electric utilities and cable television companies, into the long distance business may have a negative impact on I-Link or its customers. We anticipate that some of those companies entering this business will be strong competitors because, among other reasons, they may enjoy one or more of the following advantages: they may (a) be well capitalized; (b) already have substantial end user customer bases; or (c) enjoy cost advantages relating to local loops and access charges. The introduction of additional strong competitors into the switched long distance business would mean that I-Link would face substantially increased competition. This could have a material adverse effect on I-Link and the value of the common stock. In addition, the Telecommunications Act provides that state proceedings may in some instances determine access charges I-Link is required to pay to the local exchange carriers. No assurance can be given that these sorts of proceedings will not result in increases in rates. Increases could have a material adverse effect on I-Link or its customers, and on the value of the common stock.

         I-Link Communications' activities are regulated by the public utility commissions of the various states in which I-Link operates. Also, decisions by the FCC with respect to the permissible business activities or pricing practices may have an adverse impact on I-Link Communications' operations. I-Link Communications could be subject to complaints seeking damages and other relief filed by parties claiming to be harmed by I-Link Communications' failure to file tariffs. Moreover, any significant change in regulations by state governmental agencies could significantly increase I-Link Communications' costs or otherwise have an adverse impact on I-Link Communications' activities and on its expansion efforts. The FCC has recently taken or is currently considering action on various proposals, including proposals relating to interstate access transport services, public filing of rates, proprietary calling cards and billed party preference. Additionally, legislation has recently been enacted in Congress further liberalizing the telecommunications industry, specifically by permitting the Bell Operating Companies, to provide service in the long distance market and allowing the long distance carriers such as AT&T, MCI WorldCom, and I-Link into the local markets. Although safeguards have been inserted into the legislation to ensure fair competition, there can be no assurance that the entry of the Bell Operating Companies into the long distance market will not have a material adverse effect on I-Link's business.

I-LINK'S INTERNET-RELATED BUSINESS MAY BE SUBJECT TO ADDITIONAL GOVERNMENTAL REGULATION.

          I-Link has been moving its customers off the facilities of existing long distance carriers, and has increased its reliance on its own proprietary Internet protocol network, or I-Link Intranet, for transmission in the hope of enjoying minimal federal regulation under current rules. However, the FCC's potential jurisdiction over the Internet is broad given that the Internet relies on wire and radio communication facilities over which the FCC has long standing authority. While historically the FCC has not regulated companies that provide the software and hardware for Internet telephony or other Internet data functions, as common carriers or telecommunications service providers, and in May 1997 the FCC concluded that information and enhanced service providers are not required to contribute to federal universal service funding mechanisms, the FCC's framework for "enhanced services" confirms that the FCC has authority to regulate computer-enriched services.

I-LINK FACES CONTINUED EXPOSURE TO TORT LIABILITY IN THE MEDICAL INDUSTRY THROUGH ITS DISCONTINUED MEDICAL DIVISION.

         I-Link directly or indirectly controls two business entities that comprise I-Link's discontinued medical facilities. As such, I-Link is exposed to general liability for contracts entered into by those businesses and for torts committed by I-Link's agents and employees. I-Link is also exposed to tort liability in the events of claims of harm to patients due to the negligence of I-Link, its agents or employees. Any liability claim could have a substantial negative effect on I-Link's financial position. I-Link's discontinued medical division operated medical equipment which was used to perform procedures on or diagnose disease in patients; however, I-Link has sold substantially all of the assets of those businesses and only operates them now in order to collect accounts receivable and pay liabilities. I-Link currently maintains professional liability insurance coverage in the amount of $1,000,000, and I-Link also maintains an umbrella policy covering, among other things, workers compensation, general, and automobile liability in an amount of $9,000,000 in coverage. There is no assurance that I-Link will be able to continue to maintain similar insurance coverage in the future.

TECHNOLOGICAL RISKS

THE SUCCESS OF I-LINK'S OPERATIONS REQUIRES CONTINUED ADAPTATION TO NEW SERVICES AND TECHNOLOGICAL CHANGE.

         Our success is highly dependent upon our ability to develop new software and services, and network infrastructure to meet changing customer requirements. The market for our services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new software and service introductions. Our future success will depend, in part, on our ability to anticipate changes and to offer on a timely basis market responsive services that meet evolving industry standards. Our pursuit of technological advances will require substantial time and expense. In the event that we fail to develop new software and network infrastructure expansion in a timely manner, it will adversely affect our overall business, financial condition and results of operations in the future. See "Technological Risks -The success of I-Link's operations requires continued adaptation to new services and technological change."

IMPACT OF YEAR 2000


         I-Link's Year 2000 program is designed to minimize the possibility of serious Year 2000 interruptions. Possible worst case scenarios include the interruption of significant parts of I-Link's business as a result of critical telecommunication networks and/or information systems failure. Any such interruption may have a material adverse impact on future results. Since their possibility cannot be eliminated, I-Link formed a "Year 2000 Team" during 1998 to evaluate its information technology systems as well as its non-information technology devices, such as building security, heating and air-conditioning, safety devices and other devices containing embedded electronic circuits. I-Link does not believe its non-information technology systems will be significantly affected by Year 2000 problems. Nevertheless, the Year 2000 project team is continuing to evaluate the readiness of all of the facilities that we occupy to be certain that the non-information technology systems will be compliant. I-Link anticipates its information technology and non-information technology systems will be Year 2000 compliant by September 30, 1999.


STATE OF READINESS. Our approach to the Year 2000 issue includes six major phases: Inventory, Assessment, Remediation, Testing, Implementation, and Contingency Planning. Several phases of this methodology are well underway. The Inventory and Assessment phases are nearly complete, and efforts have begun in Remediation and Testing. Based upon the results of the assessment, a significant portion of our software and hardware already appears to be Year 2000 compliant, though we intend to confirm that opinion in the Testing phase. As we began operations in 1996, much of the hardware and software currently in use at I-Link was Year 2000 compliant when acquired and implemented.


         While we continue to assess various aspects of our Year 2000 vulnerability, the project team has begun the process of remediating or replacing systems and devices that do not appear to be fully compliant. Much of this remediation effort involves readily available, simple upgrades to hardware and software components, or relatively minor changes to I-Link's in-house developed systems. We intend to complete the Remediation phase, except for the billing system discussed below, by July 31, 1999. Total costs, past and future, of all remediations, including the billing system discussed below, are not expected to exceed $250,000. We do not believe that our use of internal resources will significantly delay any other systems development efforts. We have initiated testing of some systems to confirm that they can process calendar dates after December 31, 1999.


         I-Link believes that reliance on other telecommunications providers represents our greatest Year 2000 exposure and is the primary third-party relationship that is critical to our ongoing operations. While we have our own communications network to carry much of our traffic, our network is dependent upon significant third-party carriers, such as Sprint, and all local exchange carriers, such as U.S. West and PacBell. These entities originate and terminate local and long-distance caller traffic which accesses the I-Link communications network or services areas not covered by I-Link's network. This is substantially the same risk faced by other telecommunications providers. I-Link is in the process of evaluating the Year 2000 preparedness of its carriers and the many local exchange carriers. I-Link's carriers have indicated they intend to be Year 2000 compliant in public filings and other notifications. In the event that these carriers do not become Year 2000 compliant prior to December 31, 1999, we would need to switch to carriers who were Year 2000 compliant or face a significant impact on our ability to deliver telecommunications services. In the event our current carriers do not become Year 2000 compliant and we are unable to switch to a carrier(s) that is Year 2000 compliant, we would not be able to deliver our services, which would have a substantial negative impact on I-Link and its results of operations, liquidity, and financial position. In the event that certain local exchange carriers are not Year 2000 compliant, I-Link's customers would not be able to originate or terminate a call in geographic areas serviced by that local exchange carrier, which would negatively impact the financial condition of I-Link.

         In order to assess the preparedness of third party vendors including I-Link's carriers and local exchange carriers, we are surveying the vendors and their public statements and Web sites. At the conclusion of our internal and third party assessments, we intend to complete contingency plans to address various scenarios in which key vendors and suppliers may not be Year 2000 compliant.


         The internal system I-Link believes most vulnerable to Year 2000 problems is the existing billing system which: (1) gathers call detail records; (2) processes the call detail records into billable call detail records; (3) rates the call detail records; (4) prepares invoices to customers; and (5) records payments received. The inability of our billing system to operate in the Year 2000 would adversely impact the recognition and collection of revenue, and therefore, could negatively impact the results of operations and financial position. The current billing system contains some programs that are not Year 2000 compliant. I-Link has discontinued its project with an outside consulting company that would have replaced the existing billing system with a Year 2000 compliant system. However, we have been making and will continue to make enhancements to the existing billing system in order for that system to be Year 2000 compliant by August 31, 1999. The cost of these modifications to the existing billing system are not anticipated to exceed $50,000, and would involve internal resources only such as salaries and benefits.


COSTS. I-Link is primarily using internal resources to identify, assess, correct, test, and implement solutions for minimizing Year 2000 consequences, but expects to incur some additional consulting, upgrade, and other expenses. We have already expended approximately $30,000 to date for upgrades, and approximately $25,000 on internal resources for Year 2000 preparation. We estimate the remaining expenditures for outside services and upgrades should not exceed $100,000 and internal resources should not exceed $95,000. However, the ultimate final cost of modifications and conversions could change and is not definitively known at this time. I-Link expects to fund such expenditures from public or private financing markets.


RISKS. The failure to correct a material Year 2000 problem could result in an interruption of normal business activities. Such a disruption could materially and adversely affect our results of operations, liquidity and financial condition. Our assessment of Year 2000 risk does not cover all possible catastrophic events, such as the failure of electrical power grids or the general telecommunications infrastructure. The following reasonably likely worst case scenario is based upon conceivable, though not probable, worst-case disruptions to I-Link's revenue cycle.


         I-Link's revenue cycle is dependent on the ability to complete customer calls and integrate the related call detail records into the billing system described above. Our ability to complete calls is contingent upon the Year 2000 compliance of its underlying carriers and local exchange carriers, which have represented that they will be ready. Barring a long-term, catastrophic failure of electrical services or the telecommunications industry in general, the most likely worst-case scenario would be a general failure of I-Link's own communications network, which carries its call traffic. In that case, we would not be able to provide enhanced services, such as V-Link, but customers could still complete long-distance calls as those calls would be routed over I-Link's carriers' networks. However unlikely, such an event would seriously and adversely affect operating margins, but operations could continue until repairs were made. Continuing with the worst-case scenario, a failure of our ability to collect call detail records might prevent the timely billing of services. Such a failure would result in a cash-flow exposure to I-Link for as long as it may require to correct call detail record collection programs. Since the billing process occurs two to three weeks after the close of any period, minor problems would probably have minimal financial impact. Nevertheless, if corrections required a significantly longer time period, customer billing, revenue collection and cash flows could be delayed and bad debts increased to the extent that material damages to I-Link could result. We intend to test various components of this scenario to reduce exposure to this reasonably likely worst case scenario.


         Milestones and implementation dates and the costs of our Year 2000 readiness program are subject to change based on new circumstances that may arise or new information becoming available that may alter underlying assumptions or requirements.

         STATEMENTS INCLUDED IN THIS PROSPECTUS UNDER THE HEADING "RISK FACTORS," IN ADDITION TO STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE, THAT ARE NOT STATEMENTS OF FACT ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AND ARE THUS PROSPECTIVE. THE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY ANY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "EXPECT," "INTEND," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR COMPARABLE TERMINOLOGY. THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" IN THE PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO FORWARD-LOOKING STATEMENTS. UNDUE RELIANCE SHOULD NOT BE PLACED ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS PROSPECTUS, AND I-LINK UNDERTAKES NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

                                 USE OF PROCEEDS

         The net proceeds available from the rights offering will be approximately $19,900,000. Since Series N preferred shares purchased by Winter Harbor under its basic subscription privilege may be paid for, at I-Link's option, by the exchange of debt, at least $4,340,000 of the proceeds is expected to be used to repay debt which I-Link owes to Winter Harbor. We have the option to require Winter Harbor to exchange up to an additional $8,260,000 of debt, an amount which represents the balance due under the $8,000,000 bridge loan and $4,000,000 new loan (including estimated accrued interest). To the extent that Winter Harbor chooses to exercise its oversubscription privilege for Series N preferred stock in excess of the above amounts, or other stockholders choose to exercise their basic subscription privileges or oversubscription privileges, I-Link will receive cash. Thus, assuming that I-Link elects to have all Winter Harbor debt exchanged for shares of Series N preferred stock or I-Link repays any debt amounts not exchanged, the maximum cash proceeds to I-Link are estimated to be approximately $7,300,000. The terms of the bridge loan require that I-Link prepay the debt incurred under that loan with any cash proceeds received from other loans, or from the issue or sale of any equity interest. Therefore, to the extent that there is participation in the rights offering beyond the exchange of Winter Harbor debt, I-Link will be obligated to use any proceeds to satisfy the outstanding balance under the $8,000,000 bridge loan. As to the new loan, should the value of Series N preferred stock obtained by Winter Harbor be less than the amount of I-Link's debt owed to Winter Harbor, I-Link may in fact elect to exchange less than all of its outstanding debt at the time the rights offering closes and it reserves the right to retain any cash proceeds and repay the balance of the debt to Winter Harbor when it comes due by its terms. In the latter case, the amount of cash proceeds would be increased by the amount of debt not immediately repaid to Winter Harbor. However, I-Link does not intend to extend the maturity date under the new loan, but anticipates repaying the new loan with the proceeds of the rights offering. We intend to use any cash proceeds from the offering for working capital purposes.

                         DETERMINATION OF OFFERING PRICE

         The subscription price of the rights was determined by I-Link in negotiation with Winter Harbor, and is not necessarily related to the assets, book value or net worth of I-Link or any other established criteria of value, and may not be indicative of the fair value of the securities offered.

                                    DILUTION

         Although, other than as disclosed in this prospectus, there are no present plans, agreements or undertakings with respect to I-Link's issuance of any shares of stock or related convertible securities, any such issuance could dilute I-Link's publicly held ownership. Inasmuch as I-Link may, in the future, issue authorized shares of common stock or preferred stock without prior stockholder approval, there may be substantial dilution to the interests of I-Link's stockholders. Common stockholders will also suffer significant dilution in the event that any of I-Link's outstanding convertible securities, including outstanding shares of Class C preferred stock, Series F preferred stock and Series M preferred stock, warrants and options are converted by the holders thereof. See "Description of Securities." Additional dilution may result in the event of the exercise of warrants and options, including options granted under I-Link's stock option and purchase plans and employment agreements.

         I-Link has authorized capital stock of 150,000,000 shares of common stock, $.007 par value per share and 10,000,000 shares of preferred stock, $10.00 par value per share. As of May 11, 1999, there were 21,273,400 shares of common stock issued and outstanding. Currently the following securities are outstanding, which may be converted to, or exercised for, shares of common stock. See also "Risk Factors - Future Issuances of Stock by I-Link; Potential Anti-Takeover Effect."


    - 34,677 shares of Class C preferred stock, convertible into 832,248 shares of common stock

    - 540 shares of Series F preferred stock convertible into 2,656,173 shares of common stock


    - 4,400 shares of Series M preferred stock, convertible into 6,894,300 shares of common stock (includes 942,504 shares payable in dividends on Series M preferred stock)


    - $7,768,000 of Winter Harbor Convertible Debt, convertible into 4,604,395 shares of common stock (includes 401,345 shares payable as accrued interest, which is also convertible)

    - Winter Harbor Warrants (contingent on debt conversion) exercisable for 5,000,000 shares of common stock

    - Winter Harbor Warrants, exercisable for 28,540,000 shares of common stock


    - Other Options and Warrants, exercisable for 13,565,170 shares of common stock


         If all of the above securities were exercised or converted, a total of 62,092,286 new shares of common stock would be issued. That number represents nearly three times the current number of shares outstanding, and would represent approximately 74% of the common stock outstanding after all 62,092,286 shares were issued. The potential of these underlying shares of common stock being issued and then sold into the market, or the perception that sales may occur, may result in a decrease in the market price of I-Link's common stock, and may make it more difficult for I-Link to receive additional equity financing.

                           RELATED PARTY TRANSACTIONS

         During the first and second quarters of 1998 I-Link obtained an aggregate of $7,768,000 in interim debt financing from Winter Harbor. As consideration for Winter Harbor's commitment to make the loan, I-Link agreed to issue 6,740,000 warrants to purchase I-Link common stock at exercise prices ranging from $5.50 to $7.22. The warrants have exercise periods of 7.5 years from issuance. I-Link also agreed to extend the exercise period on all 10,800,000 warrants previously issued to Winter Harbor to seven and one-half years. According to the terms of that loan agreement with Winter Harbor, the initial borrowings of $5,768,000 were payable upon demand by Winter Harbor no earlier than May 15, 1998, and were collateralized by essentially all of the assets of I-Link subsidiaries. Because the loan was not repaid by May 15, 1998, the total loan, including additional borrowings of $2,000,000 obtained in the second quarter, continues on a demand basis with interest accruing at prime plus four percent. (On April 15, 1999 Winter Harbor agreed that it will not demand payment under these promissory notes prior to April 15, 2000.) Additionally, Winter Harbor has the right to elect at any time until the loan is repaid to (1) convert the unpaid balance of the loan into additional shares of I-Link Series M preferred stock using an assumed stated value of $2,500 per share of Series M preferred stock instead of $2,750 (representing a 10% premium on convertibility), (2) reduce the exercise price of the 6,740,000 Loan Warrants to $2.50 per share, and (3) receive an additional 5,000,000 warrants to purchase common stock of I-Link at an exercise price of $2.50 per share.

         In June 1998, JNC Opportunity Fund Ltd. purchased 1,000 shares of Series F preferred stock for cash consideration of $10,000,000. Each share of Series F preferred stock has a stated value of $10,000 plus any accrued unpaid dividends, and may be converted at any time. As of May 11, 1999 JNC has converted 460 shares of Series F preferred stock into 2,293,929 shares of common stock, and 540 shares of Series F preferred stock remain outstanding. As of the record date, each outstanding share of Series F preferred stock may be converted into approximately 4,919 shares of common stock. If all outstanding shares of Series F preferred stock were converted on that date, 2,656,173 new shares of common stock would be issued, without giving effect to the limitations contained in the terms of the Series F preferred stock. I-Link is currently addressing the possible elimination of one of these restrictions, as JNC has requested that I-Link hold a shareholders meeting to approve the issuance of shares of common stock by conversion of the Series F, in excess of 20% of the number of shares of common stock outstanding on the date the Series F was originally issued.


         In November 1998, I-Link reached an agreement in principal for a new financing arrangement with Winter Harbor. Under the terms of the new financing arrangement, Winter Harbor provided I-Link a new bridge loan facility of up to $8,000,000. The maturity date for the bridge loan facility is October 31, 1999. The bridge loan is junior to I-Link's existing debt to Winter Harbor and shall be on an equal basis with the balance of I-Link's general obligations. The bridge loan is secured by the assets of I-Link via a second priority lien that is junior to the existing first lien granted by I-Link to Winter Harbor. Amounts drawn against the bridge loan bear interest at rates that increase from quarter to quarter until the maturity date. The initial interest rate was the Wall Street Journal prime rate plus four points. The rate is increase by one point every succeeding three-month period subject to a maximum rate equal to the Wall Street Journal prime rate plus seven points. To date, I-Link has drawn the entire allowable amount (approximately $7,400,000) against the bridge loan and owes Winter Harbor an additional $600,000 in accumulated interest and legal fees related to the prior Winter Harbor financing. For each ten dollars of bridge loan drawn, I-Link will issue to Winter Harbor a warrant to purchase one share of common stock, at an exercise price of $2.78 per share. The warrants have a maturity date of 7.5 years from the date of issue, and will have demand and piggyback registration rights. Because I-Link elected not to repay all amounts drawn down on the bridge loan by April 26, 1999, in lieu thereof, it issued additional warrants to Winter Harbor, so that the total number of warrants issued increased to one warrant for each one dollar outstanding (or a total of 8,000,000 warrants). I-Link anticipates there will be a change in our financial statements related to the additional warrants issued as the remaining funds available are drawn down. I-Link obtained stockholder approval under the maintenance criteria of the Nasdaq Stock Market in connection with its election not to repay all amounts drawn down on the bridge loan by April 26, 1999.

         Additionally, Winter Harbor assisted I-Link in obtaining a standby letter of credit in the amount of $3,000,000, by acting as the account party thereto, to secure additional capital leases of equipment and telephone lines relative to the proposed expansion of I-Link's telecommunications network. For its assistance, I-Link will pay Winter Harbor a facility fee of 1% per annum on the portion of the letter of credit that is not used, and issue to Winter Harbor warrants to purchase 300,000 shares of common stock on the same terms as the bridge loan warrants. Since I-Link elected not to repay all amounts drawn down on the bridge loan by April 26, 1999, then Winter Harbor will receive similar warrants to purchase an additional 2,700,000 shares of common stock.

         In April 1999 I-Link and Winter Harbor agreed in principal to a new loan of up to $4,000,000. The terms of the new loan will be substantially identical to the terms of the bridge loan except that no warrants were issued upon origination of the new loan. The September 30, 1999 maturity date under the new loan may be extended, at I-Link's option, to April 15, 2000. In the event that I-Link elects to extend the maturity date to April 15, 2000 and I-Link's shareholders approve a modification to the conversion price of the Series N preferred stock, then no additional warrants will be issued to Winter Harbor. The proposed modification of conversion terms would link the Series N preferred stock rate of conversion (A) to the market price of the common stock, by calculating 110% of the average trading price for any 20 day period following the date any Series N preferred stock is first issued or (B) to the exercise price or conversion rate of any new options, warrants, preferred stock or other convertible security that I-Link may issue, including the conversion rate of the Series F preferred stock. The Series F conversion rate is derived by determining the lower of (1) $3.76 or (2) the average of the three lowest common stock closing prices during the twenty trading days prior to conversion, and multiplying that average by 81%. The modification of terms would also establish a floor to the conversion price of $1.25 per share. This proposal will be considered by I-Link stockholders at their annual meeting tentatively scheduled to occur in June 1999. I-Link does not know if it will elect to extend that maturity date, but it does intend to seek shareholder approval of the conversion price modification. There is no assurance that the conversion price modification will be approved. In the event that the modification to the Series N conversion price is not approved and the maturity date is extended to April 15, 2000, I-Link will be required to issue to Winter Harbor one warrant for each one dollar of principal outstanding under the new loan (or, up to 4,000,000 new warrants) as of the date of such extension. The new warrants issued as a result of the extension under the new loan will be issued on the same terms and conditions as the warrants issued under the bridge loan.

                               THE RIGHTS OFFERING

THE RIGHTS

         I-Link is distributing to each record holder, at no cost to the record holder, nontransferable rights to purchase Series N preferred stock. One right will be distributed for each 1,589 shares of common stock currently held, and for each 1,589 shares of common stock that the Series M preferred stock is convertible into (including accrued dividends), as of the record date. The rights will be evidenced by nontransferable subscription certificates.

         No fractional rights or cash in lieu thereof will be issued or paid, and the number of rights distributed to each holder of common or preferred stock will be rounded down to the nearest whole number. The following table illustrates the number of rights to be issued in various situations:

     Shares of common stock
     (or equivalents) owned              Number of
       on the record date                 rights
     ----------------------              ---------
              0 - 1,588                      0
          1,589 - 3,177                      1
          3,178 - 4,766                      2
          4,767 - 6,355                      3
              etc.

         No subscription certificate may be divided in such a way as to permit the holders of common or preferred stock to receive a greater number of rights than the number to which the subscription certificate entitles its holder, except that a depository, bank, trust company and securities broker or dealer holding shares of common stock on the record date for more than one beneficial owner may, upon proper showing to the subscription agent, exchange its subscription certificate to obtain a subscription certificate for the number of rights to which all of those beneficial owners in the aggregate would have been entitled had each been a holder on the record date. I-Link reserves the right to refuse to issue any subscription certificate if its issuance would be inconsistent with the principle that each beneficial owner's holdings will be rounded down to the nearest whole right.

EXPIRATION DATE

         The rights will expire at 5:00 p.m., New York City local time, on July 23, 1999. After the expiration date, unexercised rights will be null and void. I-Link will not be obligated to honor any purported exercise of rights received by the subscription agent after the expiration date, regardless of when the documents relating to exercise were sent.

SUBSCRIPTION PRIVILEGES

         BASIC SUBSCRIPTION PRIVILEGE

         Each right entitles its holder to the basic subscription privilege to receive, upon payment of the subscription price, one share of Series N preferred stock. Certificates representing the Series N preferred shares purchased according to the basic subscription privilege will be delivered to subscribers as soon as practicable after the expiration date.

         Banks, brokers and other nominee rights holders who exercise the basic subscription privilege on behalf of beneficial owners of rights will be required to certify to the subscription agent and I-Link, in connection with the subscription under the basic subscription privilege, as to the aggregate number of rights that have been exercised and the amount of Series N preferred shares that is being subscribed for under the basic subscription privilege by each beneficial owner of rights on whose behalf the nominee holder is acting.

         OVERSUBSCRIPTION PRIVILEGE

         In addition to your basic subscription privilege, you may subscribe for additional shares of Series N preferred stock upon delivery of the required documents and payment of the subscription price before the expiration date, if (1) you exercised your basic subscription privilege in full and (2) other holders of rights do not exercise their basic subscription privileges in full.


         If there are not enough shares to satisfy all subscriptions upon the exercise of the oversubscription privileges, we will allocate the remaining shares pro rata (subject to the elimination of fractional shares, rounding down) among those who oversubscribe. Pro rata means in proportion to the number of shares you and the other holders have purchased pursuant to the exercise of the basic subscription privilege. If there is a pro rata distribution of the remaining shares and the pro ration results in the allocation to you of a grater number of shares than you subscribed for pursuant to the oversubscription privilege, then we will allocate to you only the number of shares for which you subscribed. We will allocate the remaining shares among all other holders exercising their oversubscription privilege.


         You may exercise the oversubscription privilege only if you exercise your basic subscription privilege in full. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privileges held by you in the same capacity. For example, suppose you hold rights stemming from shares of I-Link common stock you own
(1) individually and (2) collectively with your spouse. If you wish to exercise your oversubscription privilege with respect to the rights you own individually, but not with respect to rights you own collectively with your spouse, you only need to exercise your basic subscription right with respect to your individually held rights. You do not have to subscribe for any shares under the basic subscription privilege owned collectively with your spouse to exercise your individual oversubscription privilege.


         Similarly, for example, if you hold rights because of your ownership of (1) common stock and (2) Class C preferred stock, then you will be issued two separate subscription certificates. If you wish to exercise your oversubscription privilege with respect to the rights you hold because of your common stock holdings, but not with respect to rights you hold because of your Class C preferred stock, you only need to exercise your basic subscription right with respect to your common stock-derived rights. You do not have to subscribe for any shares under the basic subscription privilege derived from your Class C preferred stock ownership to exercise your common stock-derived oversubscription privilege. Please note that if your holdings as of the record date included, for example, 1,000 shares of common stock and 50 shares of Class C preferred stock (which are convertible into 1,200 shares of common stock), you will receive NO RIGHTS, even though the sum of the common stock and common stock equivalents exceeds 1,589, the number required to obtain a right. This is because rights derived from different classes of securities holdings may not be combined.


         When you complete the portion of the subscription certificate to exercise the oversubscription privilege, you will be representing and certifying that you have fully exercised your basic subscription privilege received in respect of the I-Link securities you hold in that capacity. You must exercise your oversubscription privilege at the same time you exercise your basic subscription privilege in full.


         If you own your shares of I-Link common stock or preferred stock convertible to common stock through your bank, broker or other nominee holder who will exercise your oversubscription privilege on your behalf, the nominee holder will be required to certify to I-Link and the subscription agent:


         (1) the number of shares held on the record date on your behalf;


         (2) the number of rights you exercised under your basic subscription privilege;


         (3) that your entire basic subscription privilege held in the same capacity has been exercised in full; and


         (4) the number of shares of Series N preferred stock you subscribed for pursuant to the oversubscription privilege.


         Your nominee holder must also disclose to us certain other information received from you.


         If you exercise your oversubscription privilege and are allocated less than all of the shares of Series N preferred stock for which you wished to subscribe, the excess funds you paid for shares of Series N preferred stock that are not allocated to you will be returned by the subscription agent by mail without interest or deduction as soon as practicable after the expiration date of the rights offering.

SUBSCRIPTION PRICE

         The subscription price is $1,000 per share of Series N preferred stock purchased under the basic subscription privilege or the oversubscription privilege. If I-Link so chooses, Winter Harbor will cancel a portion of I-Link's indebtedness to Winter Harbor as payment of its subscription price. See "--Exercise of Rights."

EXERCISE OF RIGHTS

         Rights may be exercised by delivering to the subscription agent, American Stock Transfer & Trust Company, on or prior to the expiration date, the properly completed and executed subscription certificate evidencing such rights with any required signature guaranties, together with payment in full of the subscription price for the Series N preferred shares to be purchased under the basic subscription privilege. Payment in full must be by check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to American Stock Transfer & Trust Company as subscription agent, along with the subscription certificate, to American Stock Transfer & Trust Company for cancellation by I-Link (or any combination thereof). The subscription price will be considered to have been received by the subscription agent only upon (a) clearance of any uncertified check or (b) receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order. IF PAYING BY UNCERTIFIED PERSONAL CHECK, PLEASE NOTE THAT THE FUNDS PAID THEREBY MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR. ACCORDINGLY, RIGHTS HOLDERS WHO WISH TO PAY THE SUBSCRIPTION PRICE BY MEANS OF UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT PAYMENT IS RECEIVED AND CLEARS BY THAT DATE AND ARE URGED TO CONSIDER PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK OR MONEY ORDER.

         The address to which the subscription certificates and payment of the subscription price should be delivered, whether by mail, overnight courier or hand delivery, is:

                     American Stock Transfer & Trust Company
                            Reorganization Department
                                 40 Wall Street
                               New York, NY 10005

      If an exercising rights holder does not indicate the number of rights being exercised, or does not forward full payment of the aggregate subscription price for the number of rights that the rights holder indicates are being exercised, then the rights holder will be considered to have exercised the basic subscription privilege with respect to the maximum number of rights that may be exercised for the aggregate subscription price payment delivered by the rights holder.

         If a subscription certificate provides that the Series N preferred shares to be issued upon the exercise of rights are to be delivered to a party or person other than the holder of the rights, signatures on each subscription certificate must be guaranteed by a participant in the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the American Stock Exchange, Inc. Medallion Signature Program.

         Persons who hold shares of common stock for the account of others, such as brokers, trustees or depositories for securities, should notify the respective beneficial owners of those shares as soon as possible to ascertain the beneficial owners' intentions and to obtain instructions with respect to the rights. If the beneficial owner so instructs, the record holder of the right should complete subscription certificates and submit them to the subscription agent with the proper payment. In addition, beneficial owners of rights held through a record holder should contact the holder and request the holder to effect transactions in accordance with the beneficial owners' instructions.

         The instructions accompanying the subscription certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES OR PAYMENTS TO I-LINK.

         THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF THEY ARE SENT BY MAIL IT IS RECOMMENDED THAT THEY BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY LOCAL TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS

MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK OR MONEY ORDER.


         All questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined in I-Link's reasonable discretion. I-Link, in its reasonable discretion, may also waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any right. Subscriptions will not be considered to have been received or accepted until all irregularities have been waived or cured within such time as I-Link determines in its reasonable discretion. Neither I-Link nor the subscription agent will be under any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or incur any liability for failure to give notification.


         Any questions or requests for assistance concerning the method of exercising rights or requests for additional copies of the prospectus should be directed to the subscription agent, American Stock Transfer & Trust Company at one of its addresses set forth under "Subscription Agent." The telephone number of the subscription agent is (718) 921-8200 (ask for the Shareholder Relations Department) and the facsimile number is (718) 234-5001.

NO REVOCATION

         Once a rights holder has exercised the basic subscription privilege, his or her exercise or subscription may not be revoked.

RIGHTS OF SUBSCRIBERS

         Subscribers have no rights as stockholders of I-Link with respect to the shares of common stock into which the Series N preferred shares are convertible until shares of common stock are issued upon conversion of the Series N preferred shares.

DTC PARTICIPANTS

         I-Link anticipates but does not guarantee that the exercise of basic subscription privileges and oversubscription privileges may be effected through the facilities of the Depository Trust Company.

AMENDMENTS AND TERMINATION

         I-Link reserves the right to amend the terms and conditions of the rights offering, whether the amended terms are more or less favorable to rights holders. If I-Link amends the terms of the rights offering, the registration statement of which this prospectus forms a part will be amended, and a new definitive prospectus will be distributed to all rights holders who have exercised rights up to that time and to holders of record of unexercised rights on the date the terms are amended; provided, however, that any change in the conversion terms of the Series N preferred stock, as discussed in the following paragraph and elsewhere in this prospectus, will not constitute an "amendment of the terms and conditions" of the rights offering. In that case, the registration statement will not be amended and the other procedures discussed in the balance of this paragraph will not apply. However, if there is any change in other terms and conditions of the rights offering, all rights holders who have exercised rights by that time, or who exercise rights within four business days after the mailing of the new definitive prospectus, shall be provided with a consent form, on which they can confirm their exercise of rights and their subscriptions under the terms of the rights offering as amended by I-Link; any rights holder who has exercised any rights, or who exercises rights within four business days after the mailing of the new definitive prospectus, and who does not return the consent within ten business days after the mailing of the consent by I-Link will be considered to have canceled his or her exercise of rights, and the full amount of the subscription price paid by that rights holder will be returned promptly by mail, without interest or deduction. Any completed subscription certificate received by the subscription agent five or more business days after the date of the amendment will be assumed to mean that the rights holder who completed a subscription certificate consents to the amended terms.


         An amendment to the conversion terms of the Series N preferred stock will be considered at the annual meeting of stockholders scheduled for July 19, 1999. See "Description of Securities - Series N Preferred Stock" and "Related Party Transactions." As soon as practical after that stockholder meeting, I-Link's management will redistribute this prospectus along with supplemental information about the outcome of the stockholder vote on the proposal to change the conversion terms of the Series N preferred stock. I-Link will also file a Current Report on Form 8-K with the SEC in order to make public the same information.


         I-Link reserves the right at any time prior to delivery of the Series N preferred shares purchased in the rights offering to terminate the rights offering. Termination would be effected by I-Link by giving oral or written notice of termination to the subscription agent and making a public announcement. If the rights offering is terminated in this manner, the subscription price will be promptly returned by mail to exercising rights holders, without interest or deduction. I-Link will have no obligation to a rights holder, whether purchase was made through the subscription agent or otherwise, in the event that the rights offering is terminated.

DETERMINATION OF SUBSCRIPTION PRICE

         The subscription price was determined by I-Link, based on I-Link's objective of achieving the maximum net proceeds obtainable from the rights offering while providing the common and preferred stock holders with an opportunity to make an additional investment in I-Link, thus avoiding a dilution of their ownership position in I-Link.

SUBSCRIPTION AGENT


         I-Link has appointed American Stock Transfer & Trust Company as subscription agent for the rights offering. The subscription agent's address, which is the address to which the subscription certificates and payment of the subscription price must be delivered, whether by mail, overnight courier or hand delivery, is:

                     American Stock Transfer & Trust Company
                            Reorganization Department
                                 40 Wall Street
                               New York, NY 10005

         The subscription agent's telephone number is (718) 921-8200 (ask for Shareholder Relations Department), and the facsimile number is (718) 234-5001.


         I-Link will pay the fees and expenses of the subscription agent. I-Link has been informed by the subscription agent that it is a bank within the meaning of Section 3(a)(6) of the Exchange Act.

OBLIGATIONS AND INTENTIONS OF WINTER HARBOR, L.L.C.

         Winter Harbor is obligated to exercise its basic subscription privileges in full. In addition, Winter Harbor has advised I-Link that it intends (but it has no obligation) to subscribe for any or all of the Series N preferred shares that it may be entitled to purchase under its oversubscription privilege. As of May 11, 1999, Winter Harbor owned beneficially 45,038,694 shares of common stock, all of which would be issuable upon conversion of the Series M Shares, certain debt, and the warrants that Winter Harbor holds. If all of that common stock were issued, it would equal approximately 68% of the outstanding common stock. In the event Winter Harbor were to acquire all available share of Series N preferred stock, it would beneficially own the equivalent of 56,232,939 shares of common stock, or approximately 73% of the outstanding common stock.

NO BOARD RECOMMENDATION

         An investment in the Series N preferred stock must be made according to each rights holder's evaluation of his, her or its best interests. ACCORDINGLY, THE BOARD DOES NOT MAKE ANY RECOMMENDATION TO ANY RIGHTS HOLDER OR PROSPECTIVE INVESTOR REGARDING THE EXERCISE OF HIS, HER OR ITS RIGHTS.

OTHER MATTERS


         We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so. We will not sell or accept an offer to purchase Series N preferred stock from you if you are a resident of any such state or other jurisdiction. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the laws of such states or other jurisdictions. We do not expect that there will be any changes in the terms of the rights offering. However, we may decide, in our sole discretion, not to modify the terms of the rights offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of that state, you will not be eligible to participate in the rights offering.


         Subscription Certificates will not be mailed to rights holders whose addresses are outside the United States and Canada or who have an APO or FPO address, but will be held by the subscription agent for each rights holder's account. To exercise their rights, such persons must notify the subscription agent at or prior to the expiration date.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

         I-Link is currently authorized to issue 150,000,000 shares of common stock, par value $.007 per share. As of May 11, 1999, there were 21,273,400 shares of common stock issued and outstanding and approximately 500 holders of record of the common stock, and approximately 11,300 beneficial owners. Each share of common stock entitles the holder thereof to one vote on each matter submitted to the stockholders of I-Link for a vote thereon. The holders of common stock: (a) have equal ratable rights to dividends from funds legally available therefor when, as and if declared by the Board of Directors; (b) are entitled to share ratably in all of the assets of I-Link available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of I-Link; (c) do not have preemptive, subscription or conversion rights, or redemption or applicable sinking fund provisions; and (d) as noted above, are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders. Prior to any payment of dividends to the holders of common stock, all accrued and unpaid dividends on any outstanding shares of preferred stock must be paid. Other than as set forth in this prospectus, I-Link anticipates that, for the foreseeable future, it will retain earnings, if any, to finance the operations of its businesses. The payment of dividends in the future will depend upon, among other things, the capital requirements and the operating and financial conditions of I-Link.

PREFERRED STOCK

         The Articles of Incorporation authorize the issuance of up to 10,000,000 shares of preferred stock, $10.00 par value per share. The Board of Directors is authorized to issue shares of preferred stock from time to time in one or more series and, subject to the limitations contained in the Articles of Incorporation and any limitations prescribed by law, to establish and designate a series and to fix the number of shares and the relative conversion rights, voting rights and terms of redemption (including sinking fund provisions) and liquidation preferences. New issuances of shares of preferred stock with voting rights can affect the voting rights of the holders of outstanding shares of preferred stock and common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. Furthermore, additional issuances of shares of preferred stock with conversion rights can have the effect of increasing the number of shares of common stock outstanding up to the amount of common stock authorized by the Articles of Incorporation and can also, in some circumstances, have the effect of delaying or preventing a change in control of I-Link and/or otherwise adversely affect the rights of holders of outstanding shares of preferred stock and common stock. To the extent permitted by the Articles of Incorporation, a series of preferred stock may have preferences over the common stock (and other series of preferred stock) with respect to dividends and liquidation rights. As of May 11, 1999, 240,000 shares of preferred stock had been designated Class C preferred stock, of which 34,677 are issued and outstanding; 29,000 shares of preferred stock had been designated Series M preferred stock, of which 4,400 are outstanding; and 1,000 shares of preferred stock had been designated Series F preferred stock, of which 540 are outstanding.

         SERIES N PREFERRED STOCK. The Series N preferred stock will be paid dividends on an as-converted basis equal to I-Link common stock, when and if common stock dividends are paid. The Series N preferred stock is senior in all rights to other preferred common stock of I-Link, except that the Series N preferred stock will be equal in seniority to the previously issued Series F preferred stock. The Series N preferred stock can be converted into common stock at any time at an initial Series N conversion price of $2.78. The Series N preferred stock will vote with the common stock on an as-converted basis on all matters which are submitted to a vote of the stockholders, except if Florida law or by I-Link's Articles of Incorporation or By-laws direct otherwise.

         Under the terms of a new loan agreement between I-Link and Winter Harbor, I-Link agreed to hold a shareholders meeting to seek shareholder approval of a modification to the Series N preferred stock conversion price, that (1) links the Series N conversion price to the exercise price or conversion rate of any new options, warrants, preferred stock or other convertible security, including the conversion rate of the Series F preferred stock (which is derived by determining the lower of (a) $3.76 or (b) the average of the three lowest common stock closing prices during the twenty trading days prior to conversion, and multiplying that average by 81%), and
(2) establishes a floor to the conversion price of $1.25 per share.


         The following paragraphs explain more about the effects of the changes in the Series N conversion terms which will be proposed for stockholder approval at the annual meeting of stockholders scheduled for July 19, 1999.


WHAT ARE THE CURRENT TERMS OF THE SERIES N CONVERSION PRICE?


         Currently, the conversion price of the Series N preferred stock is $2.78. Based on the $1,000 stated value per share, this would mean each share of Series N preferred stock would be convertible into approximately 360 shares of common stock.


WHAT IS THE PROPOSED MODIFICATION TO THE TERMS OF THE SERIES N CONVERSION
PRICE?


         In the event that the proposal is approved, the Series N conversion price shall be set initially at $2.78, but may be reset to the lowest of:

         - 110% of the average trading price for any 20 day period following the date that Series N preferred stock is first issued;


         - the price at which any new common stock or common stock equivalent is issued (whether by conversion, exercise or otherwise);


         - the price at which common stock issued upon the exercise or conversion of any new options, warrants, preferred stock or other convertible security;


         - the conversion price of any Series F preferred stock converted after the date that Series N preferred stock is first issued;


         - provided, however, that the conversion price may not be any lower than $1.25.


         Based on the $1,000 stated value per share, this means that each share of Series N preferred stock could become convertible into as many as 800 shares of common stock.


WHAT ARE THE SERIES F PREFERRED STOCK CONVERSION PRICE TERMS?


         The conversion price of the Series F preferred stock is determined partly in relation to a discount to the market price of the common stock. The lower the market price for the common stock, the more shares of common stock are issued at the time of a conversion. The terms of the Series F preferred stock provide that the conversion price shall be the lower of $3.76 or 81% of the average of the three lowest per share market values during the twenty-two trading day period immediately preceding the applicable conversion date.


         The conversion price of the Series F is also adjusted in the event of:


         -  stock dividends payments;


         -  divisions, combinations and reclassifications of common stock; and


         - a lower issuance price of any new common stock, warrants, options, or rights.


         The Series F conversion price will not be less than the floor price $2.50, unless the market price remains below $2.50 for five consecutive trading days. In such case the floor price is re-set at the average of the five consecutive trading days. Subsequent resets may occur, provided that the floor price shall never be less than $1.25. As of May 11, 1999, the floor price has been reset to $2.033.


         To the extent the holder of the Series F preferred stock converts and then sells shares of common stock, the price of common stock may decrease even further due to the additional shares in the market, allowing the holder to convert additional Series F preferred stock into greater amounts of common stock, providing the potential to depress the price of common stock even further. Dividends on the Series F preferred stock may, at the option of the Company, be paid in shares of common stock. Consequently, lower market prices of common stock would mean higher amounts of common stock being issued as dividends, or being issued upon conversion of Series F preferred stock, resulting in substantial dilution to the interests of other holders of common stock.

WHAT IS THE POTENTIAL IMPACT TO SHAREHOLDERS OF LINKING THE SERIES N CONVERSION PRICE TO THE CONVERSION PRICE OF THE SERIES F?


         If the Series N conversion price were linked to the current Series F conversion price, and Winter Harbor purchased all of the outstanding shares of Series N preferred stock under the rights offering, and converted those shares, then 8,557,980 shares of common stock would be issued, which would then represent 28.7% of the shares of common stock outstanding. As an illustration, assuming the new conversion terms are implemented, the following table shows the number of shares of common stock issuable upon conversion of Series N preferred stock based upon a range of conversion prices. The information in the table assumes a discount rate of 81% (equal to that to the Series F preferred stock). As used in the table, "Market Price of Common Stock" means the amount derived by taking the average of the three lowest per share market values during the twenty-two trading day period immediately preceding an applicable conversion date. Pursuant to the terms of the Series N preferred stock, the highest the conversion price can be is $2.78 and the lowest the conversion price can be is $1.25.



MARKET PRICE OF COMMON                              COMMON SHARES ISSUABLE UPON CONVERSION OF ALL
       STOCK                CONVERSION PRICE                 SERIES N PREFERRED STOCK
------------------------    -------------------    ------------------------------------------------
$3.43 or greater                  $2.78                                7,194,245
$3.09                             $2.50                                8,000,000
$1.54 or lower                    $1.25                               16,000,000


WHAT IS THE POTENTIAL IMPACT TO SHAREHOLDERS OF LINKING THE SERIES N CONVERSION PRICE TERMS TO THE EXERCISE PRICE OF OTHER OUTSTANDING SERIES OR CLASSES?


         In addition to the Series F preferred stock discussed above, the Series M and the Class C preferred stock are the only other outstanding series or classes of I-Link securities. Each outstanding share of Class C preferred stock is convertible into 24 shares of common stock. Any shares of Class C preferred stock still outstanding on September 6, 2001 shares convert to common stock automatically at a conversion rate determined by dividing $60.00 by the lower of $2.50 or 50% of the average closing bid price of the common stock for ten trading days immediately preceding September 6, 2001. If the modification to the Series N conversion rate terms is approved, and Winter Harbor was to purchase all of the outstanding shares of Series N preferred stock and convert those shares in accordance with the conversion terms of the Class C preferred stock now in effect, 8,000,000 shares of common stock would be issued, representing 27.3% of the shares outstanding.


         The Series M preferred stock is convertible into shares of common stock at $2.033 per share. This price may be adjusted downward in the event of specified dilutive transactions such as stock splits, dividends or reclassifications, mergers and reorganizations. If all 4,400 outstanding shares of Series M preferred stock were converted as of the record date, 6,894,300 shares of common stock would be issued (which includes shares issuable to pay accrued dividends). On October 10, 2002, all shares of Series M preferred stock still outstanding shall be converted to common stock automatically, at the lower of $2.033 per share, subject to adjustment, or 50% of the average closing bid price of the common stock ten trading days preceding October 10, 2002. If the modification to the Series N conversion rate terms is approved, and Winter Harbor was to purchase all of the outstanding shares of the Series N preferred stock and convert those shares in accordance with the conversion terms of the Series M preferred stock now in effect, 9,837,678 shares of common stock would be issued, representing 31.6% of the shares outstanding.


         SERIES F PREFERRED STOCK. There are 1,000 shares of Series F preferred stock designated, all of which were issued on July 28, 1998. As of May 11, 1999, the adjustable conversion price equaled $2.033, which is the figure determined to be the lower of $3.76 or 81% of the average of the three lowest per share market values during the twenty-two trading day period immediately preceding the applicable conversion date. Since the conversion terms of the Series F preferred stock are determined partly in relation to a discount to the market price of I-Link's common stock, the result is that the lower the common stock market price is at the time of conversion, the more shares of common stock will be issued. As of May 11, 1999, 460 shares of Series F preferred stock had been converted to common stock and 540 Series F Shares remained outstanding. If all the outstanding shares of Series F preferred stock were converted using the conversion price in effect on that date, 2,656,173 shares of common stock would be issued, which would represent 11.1% of the then outstanding shares. The factors determining the conversion price of the Series F preferred stock are subject to further downward adjustment, subject to a minimum conversion price of $1.25. To the extent the holders of the Series F preferred stock convert and then sell their shares of common stock, the price of common stock may decrease even further due to the additional shares in the market, allowing the holders to convert additional Series F preferred stock into greater amounts of common stock, providing the potential to depress the price of common stock even further. Dividends on the Series F preferred stock may, at the option of I-Link, be paid in shares of common stock. Consequently, lower market prices of common stock would mean higher amounts of common stock being issued as dividends, or being issued upon conversion of Series F preferred stock, resulting in substantial dilution to the interests of other holders of common stock. As illustration, the following table shows the number of shares of common stock issuable upon conversion of Series F preferred stock and as payment of dividends based upon a range of conversion prices. The information in the table assumes a discount rate of 81%; the discount rate is used to determine both conversion rates and dividend payments when dividends are paid in shares of common stock. As used in the table, "Market Price of Common Stock" means the amount derived by taking the average of the three lowest per share market values during the twenty-two trading day period immediately preceding an applicable conversion date. According to the terms of the Series F preferred stock, as of May 11, 1999 the highest the Series F conversion price can be is $3.76 and the lowest the Series F conversion price can be is $1.25.

                                                   Common Stock
                                                  Issuable Upon            Percent Of
                               Series F         Conversion of All         Outstanding            Common Shares
Market Price of Common        Conversion        Series F Preferred        Common Stock       Issuable Upon Payment
         Stock                  Price                 Stock             After Conversion     of Quarterly Dividend
----------------------        -----------       ------------------      ----------------     ----------------------
$4.64 or greater                $3.76               1,765,957                 7.9%                   22,074
$3.09                           $2.50               2,656,000                11.4%                   33,200
$1.54 or lower                  $1.25               5,312,000                20.5%                   66,400


         The terms of the Series F preferred stock provide that a holder of Series F preferred stock may not convert shares of or receive dividends on Series F preferred stock to the extent the conversion or dividend would result in the holder of Series F preferred stock beneficially owning, in the aggregate, in excess of 4.999% of the then issued and outstanding shares of common stock following that conversion; provided, however, that the percentage limitation may be waived (as to conversions) by the holder of the Series F preferred stock upon 75 days written notice to I-Link. It should be noted that this limitation applies only to the number of shares of common stock held at any one time, and does not prevent the holder of Series F preferred stock from converting and selling some of its holdings, then, subject to the limitation just described, converting additional holdings. Further, the Series F preferred stock may be converted at any time, and will be automatically converted on July 28, 2001.

         The Series F preferred stock is subject to specific provisions that would prevent any issuance of common shares upon conversion or upon payment of dividends, and in some cases, 100,000 shares covered by a warrant held by JNC, at a price below the market or book value of the common stock if and to the extent that those shares of common stock would equal or exceed in the aggregate 20% of the number of shares of common stock outstanding on July 28, 1998, the date of initial issuance of the Series F preferred stock, absent shareholder approval as contemplated by the Nasdaq Stock Market Non-Quantitative Designation Criteria. Should the holder of Series F preferred stock elect to convert Series F preferred stock on terms that would require shareholder approval, and shareholder approval has not been obtained, then, with respect to the issuance of any additional shares of common stock in excess of the 20% threshold, I-Link may be obligated to either (a) use its best efforts to obtain shareholder approval of the issuance of the excess shares within 60 days of receiving request therefor, (b) issue the excess shares and accrued dividends thereunder at a conversion price equal to the closing sale price of the common stock on July 28, 1998 and pay to the converting holder of Series F preferred stock an amount in cash equal to the product of the conversion price on the applicable conversion date and the number of excess shares that would have been issuable but for the application of the 20% limitation provision, or (c) redeem from the converting holder of Series F preferred stock the shares of Series F preferred stock relating to the excess shares.

         JNC has requested that I-Link obtain shareholder approval to allow the issuance of common stock, upon conversion of the Series F preferred stock, to exceed, in the aggregate,

20% of the number of shares of common stock outstanding on the date the Series F preferred stock was initially issued. See "Related Party
Transactions".


         CLASS C PREFERRED STOCK. Each outstanding share of Class C preferred stock may be converted into 24 shares of common stock. Any shares of Class C preferred stock still outstanding on September 6, 2001 shall convert to common stock automatically at a conversion rate determined by dividing $60.00 by the lower of (a) $2.50 or (b) 50% of the average closing bid price of the common stock for the ten trading days immediately preceding September 6, 2001. As of May 11, 1999, if all outstanding shares of Class C preferred stock were converted, I-Link would issue 832,248 shares of common stock therefor.


         SERIES M PREFERRED STOCK. The Series M preferred stock has a conversion value of $2,750 per share plus any accrued unpaid dividends, and is currently convertible into shares of common stock at $2.033 per share of common stock, which price may be adjusted downward in the event of specified dilutive transactions such as stock splits, dividends or reclassifications, mergers and reorganizations. Each outstanding share of Series M preferred stock may be converted into approximately 1,353 shares of common stock. If all 4,400 outstanding shares of Series M preferred stock were converted on May 11, 1999, I-Link would issue 5,951,795 shares of common stock therefor, and an additional 942,504 shares of common stock as payment for accrued but unpaid dividends. On October 10, 2002, all shares of Series M preferred stock still outstanding shall be converted to common stock automatically, at the lower of (a) $2.75 per share of common stock, subject to adjustment, or (b) 50% of the average closing bid price of the common stock in the ten trading days preceding October 10, 2002.


         WINTER HARBOR 1998 CONVERTIBLE DEBT. Winter Harbor, the holder of the Series M preferred stock, may elect at any time after April 15, 2000 to convert up to $7,768,000 of I-Link debt into approximately 3,404 shares of Series M preferred stock as of the record date. Those additional shares of Series M preferred stock would be convertible into 4,604,395 shares of common stock.


         WINTER HARBOR WARRANTS. As of May 11, 1999, Winter Harbor held warrants, exercisable at any time, for the purchase of up to 28,540,000 shares of common stock. In addition, if Winter Harbor elects to convert up to $7,768,000 in debt into additional shares of Series M preferred stock, it is entitled to receive additional warrants to purchase 5,000,000 shares of common stock. The exercise prices of all of Winter Harbor's warrants varied at the time of their respective issuances, however, all are subject to adjustment downward to equal the market price of common stock in the event the common stock market price is below the original exercise price at the time of exercise. All but 800,000 of Winter Harbor's warrants have a current exercise price of $2.033 per share.

         Winter Harbor New Loan Warrants. Winter Harbor may be issued warrants exercisable for the purchase of up to 4,000,000 shares of common stock as part of a new loan to I-Link. The warrants will be issued to Winter Harbor in the event that the maturity date of the new loan is extended and shareholders do not approve modifications to the Series N preferred stock linking the Series N conversion price to the exercise price or conversion rate of any new options, warrants, preferred stock or other convertible security, or to the conversion rate of the Series F preferred stock, and establishes a floor to the conversion price of $1.25 per share. See "Related Party Transactions."

         OTHER OUTSTANDING OPTIONS AND WARRANTS. I-Link has issued options and warrants to purchase an aggregate of 13,565,170 shares of common stock to employees and others, at exercise prices ranging from $0.88 to $7.00.

ANTI-TAKEOVER MEASURES

         Although, other than as disclosed in this prospectus, there are no present plans, agreements or undertakings with respect to I-Link's issuance of any shares of stock or related convertible securities, any issuance such as these could have anti-takeover effects insofar as the securities could be used as a method of discouraging, delaying or preventing a change in I-Link's control. The issuance of additional shares of common stock may have the effect of rendering more difficult or discouraging an acquisition or change in control of I-Link.

         Moreover, the Articles of Incorporation and Bylaws contain provisions that could discourage potential takeover attempts and prevent shareholders from changing I-Link's management. The Articles of Incorporation provide for a classified Board of Directors and that vacancies on the Board of Directors shall be filled only by a majority of the remaining directors then in office.

         In addition, the Bylaws provide, among other things, that no proposal by a stockholder shall be presented for vote at a special or annual meeting of stockholders unless the stockholder shall, not later than the close of business on the fifth day following the date on which notice of the meeting is first given to stockholders, provide the Board of Directors or the Secretary of I-Link with written notice of intention to present a proposal for action at the forthcoming meeting of stockholders, which notice shall include the name and address of the proposing stockholder, the number of voting securities he or she holds of record and which he or she holds beneficially, the text of the proposal to be presented at the meeting and a statement in support of the proposal. Any stockholder may make any other proposal at an annual meeting or special meeting of stockholders and the same may be discussed and considered, but unless stated in writing and filed with the Board of Directors or the Secretary prior to the date set forth above, the proposal shall be laid over for action at an adjourned, special, or annual meeting of the stockholders taking place sixty days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors, and committees; but in connection with those reports, no new business proposed by a stockholder (acting in that capacity) shall be acted upon at an annual meeting unless stated and filed as described above.

TRANSFER AGENT

         American Stock Transfer & Trust Company, New York, New York is the Registrar and Transfer Agent for I-Link's common stock, and will act as subscription agent.

                              PLAN OF DISTRIBUTION

         The Series N preferred shares offered in the rights offering are being offered by I-Link directly to its holders of common stock and its holders of Series N preferred shares. I-Link estimates that its expenses in connection with the rights offering will be $100,000.

         I-Link will pay the fees and expenses of American Stock Transfer & Trust Company, as subscription agent.


         Rights holders who desire to purchase Series N preferred shares in the rights offering are urged to complete, date and sign the subscription certificate accompanying this prospectus and return it to the subscription agent on or before the expiration date of the rights offering, together with payment in full of the aggregate subscription price. See "The Rights Offering
- Exercise of Rights." Subscription rights are nontransferable. See "Prospectus Summary -Terms of the Rights - Nontransferability of Rights." Any questions concerning the procedure for subscribing for the purchase of Series N Notes should be directed to the subscription agent.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

         No expert or counsel named in this prospectus has or is to receive in connection with this offering any interest, direct or indirect, in I-Link or any of its subsidiaries, nor was any expert or counsel connected with I-Link or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

                                  LEGAL MATTERS

         Legal matters in connection with the registration of the securities offered hereby will be passed upon for I-Link by De Martino Finkelstein Rosen & Virga, Washington, D.C.

                                     EXPERTS

         The consolidated financial statements of I-Link Incorporated incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THE PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE CIRCUMSTANCES OF I-LINK OR THE FACTS SET FORTH IN THIS PROSPECTUS SINCE THE DATE INDICATED BELOW.


                     TABLE OF CONTENTS

                                                      PAGE
Where You Can Find More Information...................[xx]
Prospectus Summary....................................[xx]
      General.........................................[xx]
      The Rights Offering.............................[xx]
      Terms of the Series N Preferred Stock...........[xx]
      Other Information...............................[xx]
      Selected Financial Information..................[xx]
Risk Factors..........................................[xx]
Use of Proceeds.......................................[xx]
Determination of Offering Price.......................[xx]
Dilution..............................................[xx]
Related Party Transactions............................[xx]
The Rights Offering...................................[xx]
Description of Securities.............................[xx]
Plan of Distribution..................................[xx]
Interests of Named Experts and Counsel................[xx]
Legal Matters........................................ [xx]
Experts...............................................[xx]

                           20,000 SUBSCRIPTION RIGHTS

                                20,000 SHARES OF
                            SERIES N PREFERRED STOCK

                              16,000,000 SHARES OF
                                  COMMON STOCK



                               I-LINK INCORPORATED



                                   ----------
                                   PROSPECTUS
                                   ----------



                              [____________], 1999

                                    PART II

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses to be incurred by the Company in connection with the registration of the securities subject of this registration statement, other than underwriting discounts and commissions, are estimated as follows:


                  SEC Registration Fee.......................  $   5,560
                  Printing and Engraving Expenses............      7,500
                  Registrant's Counsel Fees and Expenses.....     50,000
                  Accountant's Fees and Expenses.............     10,000
                  Subscription Agent Fees and Expenses.......     15,000
                  Miscellaneous Expenses.....................     11,940
                                                               ---------
                  Estimated Total............................  $ 100,000
                                                               ---------
                                                               ---------



ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Section 607.0850 of the Florida Business Corporation Act empowers a corporation to indemnify any person who was or is a party to a proceeding by reason of the fact that he was or is an officer, director, employee or agent of the corporation against liability incurred in connection with such proceeding. Such person must have acted in good faith and in a manner reasonably believed to be in or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, such person must have had no reasonable cause to believe his conduct was unlawful. Any such indemnification may only be made upon a determination by the corporation that such indemnification is proper because the person met the applicable standard of conduct.

         The Florida Business Corporation Act provides further that the indemnification permitted thereunder is not exclusive; provided, however, indemnification is not permitted to be made on behalf of any such person if a judgment or final adjudication establishes (a) a violation of the criminal law unless such person had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful; (b) such person derived an improper personal benefit from the transaction; (c) as to any director such proceeding arose from an unlawful distribution under Section 607.0834; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by the corporation or a shareholder.

         The Company's Bylaws provide that the Company shall indemnify any such person to the fullest extent provided by law and empowers the Company to purchase and maintain insurance on behalf of any such person.

         The Company previously entered into indemnification agreements with certain officers and directors of the Company for indemnification against expenses (including attorneys' fees, through all proceedings, trials, and appeals), judgments, and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending, or contemplated action, suit, or proceeding, whether civil, criminal, administrative, or investigative, arising from any actual or alleged breach of duty, neglect, effort, or other action taken or omitted, solely in the capacity as an officer and/or a director of the Company; provided that no indemnification will be made in respect of any acts or omissions (a) involving gross negligence or willful misconduct, (b) involving libel or slander, or (c) based upon or attributable to gaining, directly or indirectly, any profit or advantage to which he was not legally entitled.

         INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT AND IS THEREFORE UNENFORCEABLE.

ITEM 16.  EXHIBITS.



       3.1        Amended and Restated Articles of Incorporation, as further amended, incorporated herein by reference to the Company's
                  Annual Report on Form 10-K for the year ended December 31,
                  1997, File Number 0-17973
       3.9 *      Form of Articles of Amendment to the Company's Amended and
                  Restated Articles of Incorporation, establishing the terms of
                  Series N Preferred Stock
       5.1 *      Opinion of Counsel
      23.1 *      Consent of PricewaterhouseCoopers LLP
      23.2 *      Consent of Counsel, included in Exhibit 5.1
      99.1 *      Form of Subscription Certificate
      99.2 *      Form of Instructions to Rights Holders
      99.3 *      Form of Notice of Guaranteed Delivery
      99.4 *      Form of Nominee Holder Certification



-------------------

*   Filed herewith.

ITEM 17.  UNDERTAKINGS

         The Company hereby undertakes:

         (a)      Rule 415 Offering.

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b)      Indemnification.

         (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Draper, Utah, on June 23, 1999.


                                       I-LINK INCORPORATED

                                       By:  /s/ John W. Edwards
                                          --------------------------------
                                          John W. Edwards, Chairman of the
                                          Board, President and Chief Executive
                                          Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




     Signature                            Title                         Date
     ---------                            -----                         ----
/s/ John W. Edwards          Chairman of the Board, President      June 23, 1999
-----------------------      and Chief Executive Officer
John W. Edwards


/s/ Karl S. Ryser, Jr.       Treasurer, Chief Financial Officer    June 23, 1999
-----------------------      and Chief Accounting Officer
Karl S. Ryser, Jr.


/s/ David E. Hardy           Secretary                             June 23, 1999
-----------------------
David E. Hardy


/s/ Henry Y.L. Toh           Director                              June 23, 1999
-----------------------
Henry Y.L. Toh


/s/ Thomas A. Keenan         Director                              June 23, 1999
-----------------------
Thomas A. Keenan


/s/ Joseph A. Cohen          Director                              June 23, 1999
-----------------------
Joseph A. Cohen


/s/ David R. Bradford        Director                              June 23, 1999
-----------------------
David R. Bradford
